                                          December 28 , 2012

VIA EMAIL AND COURIER
Maryse Mills- Apenteng, Special Counsel
Ryan Houseal, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          Marketing Acquisition Corporation
Preliminary Information Statement on Schedule 14C Filed December 10, 2012
File No. 000-52072

Dear Ms. Mills-Apenteng:

Marketing Acquisition Corporation (the “Company”, “we”, “our” or “us”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 19, 2012, regarding the Company’s Preliminary Information Statement on Schedule 14C (the “Preliminary 14C”) filed on December 10, 2012. A marked version of the proposed Amendment No. 1 to the Preliminary 14C (the “Amendment No. 1”) is enclosed herewith reflecting all changes from the Preliminary 14C. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Description of Stockholder Actions
Reasons for the Amendments
A. To change our name to "USA Zhimingde International Group Corporation" (the "Name Change")Corporate

1.
Please revise your information statement to disclose the reason for changing the company's name to USA Zhimingde International Group Corporation. For example, to the extent the name change reflects your intention to change the business of Marketing Acquisition Corporation, this should be.

We have revised the disclosure to state the name change reflects the potential change in the Company’s business.

B. "Amend and restate our Amended Articles of incorporation to grant the Board of Directors exclusive authority .... "

2.
You disclose that amending your charter to provide that only the board of directors will have the ability to adopt, amend or repeal your bylaws will benefit the company by providing it with "a greater chance of continuity." Please provide balancing disclosure regarding the disadvantages or burdens on shareholders, as a result of such an amendment to your charter.

We included balancing disclosure in Amendment No. 1 in response to the Staff’s comments.

C. "Amend and restate our Amended Articles of Incorporation to expand the indemnification and limit the personal liability of members of our Board of Directors"

3.
Please expand your disclosure regarding the impact of this proposal by providing balancing disclosure regarding any disadvantages to or burdens on shareholder that may result from amending your articles of incorporation to expand the indemnification provisions and limit the personal liability of your board of directors.

 We included balancing disclosure in Amendment No. 1 in response to the Staff’s comments.

**************************************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Sarah Williams, Esq., at (212) 370-1300.

Very truly yours,

/s/ Zhongquan Zou
Zhongquan Zou